Filed Pursuant to Rule 253(g)(2)
File No. 024-10566

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 3 DATED JUNE 21, 2019
TO THE OFFERING CIRCULAR DATED APRIL 16, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated April 16, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on April 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Mezza JV LP

On June 17, 2019, we directly acquired ownership of a “majority-owned subsidiary”, Mezza JV LP (the “RSE Mezza Controlled Subsidiary”), for an initial purchase price of $13,177,500, which is the initial stated value of our equity interest in the RSE Mezza Controlled Subsidiary (the “RSE Mezza Investment”). The RSE Mezza Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized garden-style multifamily property totaling 440 units located at 1701 Palm Lake Dr, Jacksonville, FL 32218 (the “Eastport Property”). The closing of both the initial RSE Mezza Investment and the Eastport Apartments property occurred concurrently.

The RSE Mezza Controlled Subsidiary is managed by American Landmark Apartments (“ALA”), which operates over 24,000 units across the southeast United States. ALA manages a diverse real estate portfolio valued in excess of $250 million.

Pursuant to the agreements governing the RSE Mezza Investment (the “RSE Mezza Operative Agreements”), our consent is required for all major decisions regarding the RSE Mezza Controlled Subsidiary. In addition, an affiliate of our sponsor earned an origination fee of approximately 2.0% of the RSE Mezza Investment, paid directly by the RSE Mezza Controlled Subsidiary.

The Eastport Property, which is held through Mezza AL LP, a wholly-owned subsidiary of the RSE Mezza Controlled Subsidiary, was acquired for a purchase price of approximately $55,000,000. ALA anticipates additional hard costs of approximately $4,900,000 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $2,500,000 bringing the total projected project cost for the Eastport Property to approximately $62,400,000. The renovations are expected to be complete within 12 to 18 months. To finance the acquisition of the Eastport Property, a $39,655,000 senior secured loan with a ten (10) year initial term at a 4.04% interest rate with five years interest-only was provided by Berkadia – Freddie Mac (the “Eastport Senior Loan”). The remaining equity contributions to the RSE Mezza Controlled Subsidiary are being contributed 58% by the Company and 42% by ALA and its affiliates.

As of the closing date, the Eastport Senior Loan had an approximate LTC ratio of 63.6%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Eastport Property is a 440 unit garden-style apartment property in Jacksonville, FL, and was approximately 95% occupied at the time of our investment. The property was constructed in 2008, and the build is of reinforced concrete foundation and wood frame.

The Jacksonville market presents a sound investment opportunity arising from strong demographic growth, solid multifamily market fundamentals, and a lack of new supply.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Projected Renovation Hard Cost per Unit	Projected Average Increase to Monthly Rent from Renovation	Projected Stabilized Economic Vacancy	Projected Average Annual Rent Growth	Projected Average Annual Other Income Growth	Projected Average Annual Expense Growth	Projected Hold Period
Jacksonville, FL Apartments- The Eastport - Mezza JV LP	10.7% - 16.0%	$11,107	$141	6.0%	2.5%	2.5%	2.5%	10 years